

AERO SERVICES
INTERNATIONAL, INC.
A b-Fast Company

660 Newtown-Yardley Road • Newtown PA 18940
Phone 215-860-5600 • Fax 215-968-6010

April 28, 2005

Mr. H. Roger Schwall, Assistant Director
Mr. Kevin Stertzel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 4-5
Washington, D.C. 20549-0405

Dear Mr. Schwall and Mr. Stertzel:

We are in receipt of your comment letter dated March 23, 2005. We have prepared the responses as indicated below and have also included the pages that would have the amended Form 10-KSB and 10-Q changes on them. We do request a discussion upon finalization of this process to determine if in fact there needs to be amended filings or is it sufficient to change filings in the future.


10-KSB for the September 30, 2004


General

1. **In future filings, it would be helpful if your document would be paginated and include a table of contents**

Response:

> No changes will be made to the Company's prior filings. Future filings will be appropriately paginated and include a table of contents.

Management Discussion and Analysis or Plan of Operation

Comparison of the Years Ended September 30, 2004 and 2003

2. **We note your disclosure that explains certain comparative administrative cost changes. Your disclosure indicates auditing fees decreased in 2004. Please reconcile this disclosure for us to the information you have included under Item 14.**

Response:

> The Form 10-KSB will be amended changing the phrase "auditing fees" to "director fees". In the MD&A the director and auditing fees decreased from 2003 to 2004. Auditing fees actually increased, while the director fees decreased.

Application of Critical Accounting Policies

3. **We note your use of the equity method of accounting for your investment in your 99% owned unconsolidated subsidiary. We also note your expectation that FIN 46(R) is not expected to have a material impact on your financial statements. Please clarify to us why you believe this to be your expectation. In your response, specifically address the criteria outlined in paragraph 5 of FIN 46(R).**

Response:

FIN 46R addresses the consolidation of variable interest entities (VIE's) which meets any one of the following criteria as outlined in paragraph 5 of FIN 46R:

RTB/AS

1. The total equity investment at risk is not adequate to allow the entity to finance its own activities without additional subordinated financial support from other parties, including equity holders. Subordinated financial support refers to variable interests that will absorb some or all of the entity's expected losses

   The equity investment in RTB/AS is sufficient to permit RTB/AS to finance its own activities. RTB/AS stands on its own and it has not debt. It does not depend on financial support from any entity. Although, the equity investment is at risk, the loss is not expected to exceed the value of the investment

2. As a group, the holders of the equity investment at risk do have the ability to make management decisions concerning the entity's activities.

   b-Fast does have significant influence over RTB/AS in that they control the checkbook, the manager of RTB/AS is also the President and Chairman on b-Fast and the owner of the voting interest of RTB/AS has a son on the board of b-Fast. Therefore, it would appear that b-Fast has, at least, an indirect ability to make decisions. The Company feels that the intent of FIN 46R is for disproportionate loss/benefit to the ownership/voting rights, which is not the case with RTB/AS.

3. The voting rights of the equity investors are not proportional to their expected losses or residual returns and substantially all of the entity's activities are on behalf of an investor that has disproportionately few voting rights.

   The Company owns 99% of RTB/AS, but we do not have any voting rights. The 1% owner has all of the voting rights.

4. As a group, the holders of the equity investment do have the obligation to absorb expected losses of the entity.

   The Company is not expecting to absorb any losses from this investment and they are not guaranteeing any loans or returns.

5. As a group, the holders of the equity investment do have the right to receive expected returns of the entity.

   Returns are not guaranteed and there is no cap on the amount of the returns.

CONCLUSION:

Based on the above information, the Company has concluded that RTB/AS is not a VIE of b-Fast.

4. **In addition, support your use of the equity of the equity method of accounting for this subsidiary on a supplemental basis, as it is our understanding that 100% of the voting interest is held by Brant, as defined. In your response, please address how maintaining the checkbook, accumulating tax data and holding certain management positions allows you to exercise significant influence. Please refer to paragraph 17 of APB 18 for further guidance.**

Response:

b-Fast owns 99% of RTB/AS, LLC. The other 1% is owned by Mrs. Brant (previously by Mr. Brant, who passed away in June 2000 and was also very active in both businesses). The 1% owner, Mrs. Brant, also has 100% voting interest. With regard to the consolidation matter, paragraph No. 4 of FAS 94 would preclude us from consolidating as "control des not rest with the majority owners." With regard to the equity method decision, the significant influence is demonstrated through the maintenance of corporate documents and records, accumulation of tax information and data, the use of management personnel on both entities (the manager of the LLC is also the president and chairman of b-Fast) and the son of the 1% owner of the LLC is on the board of b-Fast. Therefore, although control over the entity does not exist, it is the Company's position that significant influence does exist and the use of the equity method is appropriate. The issue of consolidation and equity method were discussed in detail with Mr. Jack Albert along with other SEC staff between January 2003 and June 2003. The Company believes that these facts support the existence of significant influence as defined in APB No. 18 and provide for the use of the equity method of accounting.

Controls and procedures

5. **We note your conclusion regarding your evaluation of disclosure controls and procedures as of a date within 90 days of the filing date of the annual report. Please note paragraph (b) of Rule 13a-15, as referenced in Item 307 of Regulation S-B, requires such evaluation be performed as of the end of each fiscal quarter. In this regard, revise your disclosure to comply with the requirements of Regulation S-B, if such evaluation was performed.**

Response:

The Form 10-K will be amended to state that the evaluation was performed as of the end of the year in accordance with the regulations.

6. **You also state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Revise your disclosure accordingly.**

Response:

> The Form 10-K will be amended with the appropriate certification that would include Regulation S-B, paragraph 4(d) of Exhibit 31.

Note D – Summary of Significant Accounting Policies

Revenue Recognition

7. **Please expand your revenue recognition policy to address all the criteria of SAB Topic 13:A.1. In addition, include a discussion of any significant arrangements that ultimately affect revenue recognition.**

Response:

> The revenue recognition policy in the financial statements appropriately covers the policies relating to revenue recognition. There are no special circumstances relating to deferrals, deposits or realization issues.

Restatement of Previously Issued Financial Statements

8. **Please expand your disclosures to more clearly describe the nature of the error involved in your restatement.**

Response:

> The disclosure will be expanded to include a description of the actual error. The error occurred due to a complex calculation that was incorrectly performed.

Note E - Investment in Unconsolidated Subsidiary

9. **Please provide all the required disclosures as described in Section 310-b, Instruction 2(2)(iii) of Regulation S-B.**

Response:

> Based on the regulation, the only information missing is gross profit. Since there is no particular product sold, there is no disclosure of gross profit. All other information required by the regulation is disclosed. In addition, the amended form 10-KSB will include a statement relating to the type of investment that the LLC owns for the readers purpose.

10. **We note the asset described as "Note and Interest Receivable –member". Please tell us why the Company and RTB/AS believes this amount is collectable and how collectability is reasonably assured.**

Response:

> The repayment of the member receivable will come from proceeds of the sale of the member's interest in a corporation that is in the auto racing industry. In accordance with the "Termination and Restating Agreement Relating to the Primary Option Equity" agreement the member shall pay principal payments on the note receivable from proceeds (net of expenses) from the (1) sale of stock of the auto racing corporation by Brant and (2) sales of membership interest in same, which are distributed to Brant the lesser of (A) 20% of such net proceeds and (B) $4,264,694 multiplied by a fraction, the numerator of which is the percentage of the auto racing corporation equity sold in the transaction and the denominator of which is 30%.

> The sale of the 7.29% interest in 2003 for $7,200,000 equates to $987,654 per each 1% of the stock. As of September 30, 2004 Mrs. Brant owns 24.0%. Based on the 2003 selling price, her remaining interest has an approximate value of $23,999,000. Based on the value of her remaining interest the value of the note receivable is as follows:

> 1. 20% of Net Proceeds ($23,999,000) = $4,799,800

> 2. $4,264,694 X 24.0/30.0 = $3,411,755

> Based on the above calculations and the language in par. 5(d) of the Termination and Restatement Agreement, the current estimated value of net proceeds from the sale of the member's remaining interest in auto racing corporation would be $3,411,755 vs. $3,256,964 balance per the general ledger at September 30, 2004. Therefore, the asset is not impaired. With regard to collectibility, the agreement states that the receivable will be repaid as the sale of the investment takes place, while interest payments on that receivable will be paid quarterly. Collectibility is assured with the continual payments of interest and the fact that the value of the investment continues to increase. The auto racing industry has been very strong for many years and we anticipate that this will grow. Therefore, with the investment having a strong basis, the Company believes that the receivable is fully collectible. Overall on an investment basis, the Company has invested approximately $9,700,000 and has received approximately $3,700,000 back from its original investment.

> Therefore, in conclusion, the Company has considered the guidance in FAS 114 which states "a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amount due according to the contractual terms of the loan agreement". The information and analysis above supports the Company conclusion that the loan is not impaired

Exhibits 31.3 and 31.4

11. **Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(c) and 15d-15(e). See SEC Release No. 33-8238, which became effective August 14, 2003. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. Please also revise your disclosures under Item 8A to include the appropriate references to the definitions of disclosure controls and procedures.**

Response:

> The Form 10-K will be amend with the appropriate certification that would include Regulation S-B, paragraph 4(d) of Exhibit 31.

Form 10-QSB for the quarter ended December 31, 2004

Controls and procedures

12. We note your conclusions regarding your evaluation of disclosure controls and procedures. However, your disclosure fails to state when such evaluation was performed. In this regard, revise your disclosure to state when such evaluation was performed. Please note paragraph (b) of Rule 13a-15, as referenced in Item 307 or Regulation S-B, requires such evaluation be performed as of the end of each fiscal quarter.

Response:

The Form 10-Q will be amended to state that the evaluation was performed as of the end of the quarter in accordance with the regulations.

13. You also state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308© of Regulation S-B requires that you disclose any change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." Se also Regulation S-B, paragraph 4(d) of Exhibit 31. Revise your disclosure accordingly.

Response:

The Form 10-Q will be amend with the appropriate certification that would include Regulation S-B, Exhibit 31.

Exhibits 31.5 and 31.6

14. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e). See SEC Release No. 33-8238, which became effective August 14, 2003. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. Please also revise your disclosures under Item 3 to include the appropriate references to the definitions of disclosure controls and procedures.

Response:

The Form 10-Q will be amended with the appropriate certification that would include Regulation S-B, Exhibit 31.

We understand that you may have additional comments after your review our amendments and responses to your comments. Please do not hesitate to contact us.

Very truly yours,

Paul Slack, Chief Accounting Officer